[Letterhead of Debevoise & Plimpton LLP

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022]

April 30, 2012

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20002

Sears Hometown and Outlet Stores, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Sears Hometown and Outlet Stores, Inc. (the “Company”), we are transmitting for filing in electronic format under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, a Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed offering of the Company’s common stock, par value $0.01 per share pursuant to transferable subscription rights to be distributed by its parent, Sears Holdings Corporation (together, the “Offering”).

On March 30 and April 5, 2012, we discussed, on a no-names basis, the proposed structure and the registration of the Offering with Michael Reedich in the Office of Chief Counsel of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”).

A wire transfer in the amount of $45,840 in payment of the filing fee for the Registration Statement has been transmitted to the lockbox account of the Commission at U.S. Bank, St. Louis, Missouri in accordance with Rule 111 under the Securities Act and Rule 202.3a under the Commission’s Informal and Other Procedures.

Securities and Exchange Commission	2	April 30, 2012

Please telephone the undersigned at (212) 909-6036 if we may be of any assistance in answering questions which may arise in connection with the Registration Statement.

Respectfully yours,

/s/ Steven J. Slutzky
Steven J. Slutzky